

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 21, 2017

<u>Via E-mail</u>
Mark M. Chloupek
Executive Vice President, Secretary and General Counsel
La Quinta Holdings Inc.
909 Hidden Ridge, Suite 600
Irving, Texas 75038

> **Re: CorePoint Lodging Inc.
> Form 10
> Response Dated November 8, 2017
> File No. 001-38168**

Dear Mr. Chloupek:

We have reviewed your November 8, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Supplemental Property Information</u>

1. We note your proposed disclosure of your detailed unaudited property table. With respect to footnote (1) to the table, please separately quantify for us the amount of the net book value of assets specific to the franchising and management businesses as well as the assets not yet assigned to a specific property. Please confirm that you will disclose such information at the time that you include the table in a future amendment. Additionally, please clarify for us why there are assets that have not yet been assigned to a specific property.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Edgar Lewandowski, Esq.